May 7, 2013

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Mark Webb

Kate McHale

Re:      PennyMac Financial Services, Inc.

Registration Statement on Form S-1

Filed: February 7, 2013

File No. 333-186495

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co., as representatives of the several underwriters, hereby join PennyMac Financial Services, Inc. in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 3:00 p.m. Eastern Time on Wednesday, May 8, or as soon thereafter as possible.

Pursuant to Rule 460 under the Act, please be advised that between April 29, 2013 and the date hereof, the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated April 29, 2013 (the “Preliminary Prospectus”):

No. of Copies

Prospective Underwriters	1,416

Institutions	6,527

Prospective Dealers	15

Individuals	1,290

Other	99

Total	9,347

This is to further advise you that the underwriters have complied with and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced Preliminary Prospectus.

[Remainder of Page Intentionally Left Blank]

CITIGROUP GLOBAL MARKETS INC.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

CREDIT SUISSE SECURITIES (USA) LLC

GOLDMAN, SACH & CO.

as Representatives of the several Underwriters set forth in Schedule I to the Underwriting Agreement

By: Citigroup Global Markets Inc.

By:	/s/ Christo Realov
Name: Christo Realov
Title: Vice President

By: Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ William Addas
Name: William Addas
Title: Managing Director

By: Credit Suisse Securities (USA) LLC

By:	/s/ David Stolzar
Name: David Stolzar
Title: Director

By: Goldman, Sachs & Co.

By:	/s/ Christian Erich Bluhm
Name: Christian Erich Bluhm
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]